Exhibit 99.2

News Release

Dynasty Gaming Intention to Acquire All Shares in Two

Chinese Companies Will Result in RTO

New Financing a Condition of Proposed Transaction

Montreal, Canada .....19 October 2007..... Dynasty Gaming Inc. (TSXV: “DNY”; OTCBB: “DNYFF”) today announced details of its intention to acquire all of the issued and outstanding shares of two companies, Junnet Omnimedia Inc. (“Junnet”), based in Tortola, British Virgin Islands and Beijing Baihui Digital Stars Co. Ltd. (“Baihui”), based in Beijing, China. Both companies are controlled by Dr. Wilson Cho, resident of Hong Kong and Dr. Dominic Chan, resident of Los Angeles, USA. Junnet is a distributor of online prepaid cards in China and a marketer of digital products such as software, music titles, games, video and other products delivered in digital form. Baihui is engaged in the development, installation and technical support of these types of digital products throughout China.
Under terms of a Letter of Intent signed on 16 October 2007, Dynasty proposes to acquire all of the shares in these two companies from their current owners in exchange for the issue of 320 million new Dynasty Gaming shares, based on a price of Cdn $0.25 per Dynasty share. This transaction, based on a valuation of U.S. $50 million for Junnet and U.S. $30 million for Baihui, will constitute a reverse takeover (RTO). Dynasty Gaming’s business activities involving online entertainment distribution and game software development will focus primarily on China.
One significant condition of the proposed transaction is that Dynasty must first complete a financing for a minimum of U.S. $30 million based on a value of $0.25 per Dynasty share. Exploratory discussions with a possible underwriter for this financing are already underway. The raising of this new funding, to be used primarily for marketing and business development, will result in the issue of an additional 120 million Dynasty common shares. Upon completion of all conditions under this proposed transaction, Dynasty’s issued capital will increase from just over 92.3 million common shares to over 532.3 million common shares, excluding any additional shares that may result from the exercise of 24.7 million options and warrants.
Further information will be provided in a follow-up news release following review of this transaction by the TSX Venture Exchange. A halt trade will continue during this review process.

Completion of this proposed transaction is subject to a number of conditions, including Exchange acceptance and disinterested Shareholder approval. The transaction cannot close until the required Shareholder approval is obtained. There can be no assurance that the transaction will be completed as proposed or at all.

Investors are cautioned that, except as disclosed in the Management Information Circular to be prepared in connection with this transaction, any information released or received with respect to the RTO may not be accurate or complete and should not be relied upon. Trading in the securities of Dynasty Gaming should be considered highly speculative.
The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved of the contents of this news release.

Forward-looking Statements

This press release contains certain forward-looking statements with respect to the Corporation. These forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated. We consider the assumptions on which these forward-looking statements are based to be reasonable, but caution the reader that these assumptions regarding future events, many of which are beyond our control, may ultimately prove to be incorrect.

About Dynasty Gaming Inc.

Dynasty Gaming’s 92.3 million common shares, issued and outstanding, are widely held by Canadian and U.S. investors. Full information on Dynasty Gaming can be found at www.dynastygaming.com and at SEDAR (www.sedar.com) under Dynasty Gaming Inc.

For additional information contact:

Albert Barbusci
Dynasty Gaming Inc
(514) 288-0900 Ext. 224